Guggenheim Credit Allocation Fund
2455 Corporate West Drive
Lisle, Illinois 60532

June 21, 2013

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Guggenheim Credit Allocation Fund
Registration Statement on Form N-2
(File Nos. 333-182157 and 811-22715)

Dear Ms. Browning:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Credit Allocation Fund hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-182157 and 811-22715) (the “Registration Statement”) so that it may become effective at 10:00 a.m., Eastern time, on June 25, 2013 or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GUGGENHEIM CREDIT ALLOCATION FUND

By:	/s/ Mark E. Mathiasen
Name: Mark E. Mathiasen
Title: Secretary

[UBS Securities LLC Letterhead]

June 21, 2013

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Guggenheim Credit Allocation Fund
Registration Statement on Form N-2 (File Nos. 333-182157 and 811-22715)

Dear Ms. Browning:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Securities LLC, as representative of the several Underwriters, hereby joins the above-referenced registrant in requesting that the effective date of such Registration Statement be accelerated so that it may become effective at 10:00 a.m., Eastern time, on June 25, 2013 or as soon as practical thereafter.

The following information with respect to the expected approximate distribution of Preliminary Prospectuses dated May 30, 2013 by UBS Securities LLC and distributed between May 30, 2013 and June 25, 2013 is furnished pursuant to Rule 460 under the Securities Act of 1933:

Guggenheim Credit Allocation Fund
No. of Copies
To Individuals / Institutions / Prospective Underwriters	3,592
To Statistical, Public Services, FINRA, NYSE	0
TOTAL	3,592

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934 (the “Rule”), we wish to advise the Commission that the Underwriters will distribute copies of the Preliminary Prospectus to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Saawan Pathange
Name:	Saawan Pathange
Title:	Executive Director

By:	/s/ Harris Baltch
Name:	Harris Baltch
Title:	Associate Director